# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Life360, Inc., CIK 0001581760
CUSIP: 532206109
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1900 South Norfolk Street, Suite 310, San Mateo, California (CA), 94403
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-26-002845
Filed by CIK 0001623378

## Reporting persons
- Paradice Investment Management Pty Ltd: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 286,644; sole dispositive power 0; shared dispositive power 3,612,414; aggregate amount beneficially owned 3,612,414 (4.44% of the class)

## Item 1. Issuer
Name of issuer: Life360, Inc.
Address of issuer's principal executive offices: 1900 South Norfolk Street, Suite 310, San Mateo, CA 94403

## Item 2. Person Filing
Name of person filing: Paradice Investment Management Pty Ltd
Address of principal business office or, if none, residence:
Paradice Investment Management Pty Ltd

Level 27
Chifley Tower
2 Chifley Square
Sydney NSW 2000
Australia
Citizenship: Paradice Investment Management Pty Ltd - Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 3,612,414
Percent of class: 4.44%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 286,644
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,612,414

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Paradice Investment Management Pty Ltd: Peter Manley, Peter Manley/Chief Operating Officer (10/06/2026)